Notice of Annual General Meeting of Shareholders and Management Information Circular

For the year ended September 30, 2012

December 28, 2012

Dear Shareholder:

You are invited to attend an annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of The Cash Store Financial Services Inc. (“Cash Store Financial”) to be held at Chateau Nova, 13920 Yellowhead Trail, Edmonton, Alberta, T5L 3C2 on Thursday, February 7, 2013, at 9:00 a.m. (Edmonton time). At the Meeting, Shareholders will be asked to consider the matters outlined in the accompanying Notice of Meeting.

Shareholders will be considering and voting upon annual business for Cash Store Financial, being the election of directors and the appointment of auditors. In addition, shareholders will be considering and voting upon certain shareholder proposals received by Cash Store Financial.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy in the accompanying envelope, by mail or by fax, to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at your earliest convenience.

On behalf of Cash Store Financial’s board of directors, I would like to thank you for your continued support of Cash Store Financial. We look forward to seeing you at the Meeting.

Sincerely,

(Signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

NOTICe of ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on February 7, 2013

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (“Cash Store Financial Shares”) of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) will be held at Chateau Nova, 13920 Yellowhead Trail, Edmonton, Alberta, T5L 3C2 on Thursday, February 7, 2013, at 9:00 a.m. (Edmonton time) for the following purposes:

(a)	to elect the directors of Cash Store Financial;

(b)	to appoint the auditors of Cash Store Financial and to authorize the directors to fix their remuneration;

(c)	to consider the shareholder proposals set out in the accompanying Management Information Circular; and

(d)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Management Information Circular.

Only holders of Cash Store Financial Shares (“Shareholders”) of record at the close of business on December 24, 2012, will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. at or prior to 9:00 a.m. (Edmonton time) on the second last day (excluding Saturdays, Sundays and statutory or civic holidays in Edmonton, Alberta) immediately preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Edmonton, Alberta this 28th day of December, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.

(signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

GENERAL PROXY MATTERS

Solicitation of Proxies

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Cash Store Financial who will be specifically remunerated therefore. All costs of the solicitation will be borne by Cash Store Financial.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy printed on blue paper for use at the Meeting.

The persons named in the enclosed form of proxy are directors or officers of Cash Store Financial. A Shareholder wishing to appoint a person (who need not be a Shareholder) to represent such Shareholder at the Meeting rather than the persons designated in the accompanying form of proxy, may do so either by inserting such person’s name in the blank space provided in the appropriate form of proxy, or by completing another form of proxy, and in either case sending or delivering the completed form of proxy to Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. A form of proxy must be received by Computershare Investor Services Inc. at or prior to 9:00 a.m. (Edmonton time) on the second to last business day immediately preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either at the above-mentioned office of Computershare Investor Services Inc. on or before the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

The board of directors of the Company (the “Board”) has fixed the record date for the Meeting (the “Record Date”) as the close of business on December 24, 2012. Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing; or, if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Cash Store Financial).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Cash Store Financial Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Cash Store Financial Shares will be voted FOR: (i) the election of the management nominees as directors of Cash Store Financial and (ii) the appointment of KPMG LLP, Chartered Accountants, as auditors of Cash Store Financial and the authorization of the Board to fix the remuneration of the auditors; and such Cash Store Financial Shares will be voted AGAINST the shareholder proposals set out herein.

Non-Registered Shareholders

Voting by Non-Registered Shareholders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares. Cash Store Financial Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Cash Store Financial Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, Cash Store Financial will have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and then submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or its service corporation; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Cash Store Financial Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Exercise of Discretion of Proxy

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting Cash Store Financial Shares and Principal Holders Thereof

As at the date hereof, 17,571,813 Cash Store Financial Shares were issued and outstanding. Each Cash Store Financial Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The Record Date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at December 24, 2012. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of Shareholders as of such Record Date. Each Shareholder named in the list will be entitled to vote the Cash Store Financial Shares shown opposite his or her name on the list at the Meeting. All such Shareholders of record as of the time of the Meeting are entitled either to attend and vote thereat in person the respective Cash Store Financial Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of the Company or its transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the respective Cash Store Financial Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only persons or companies that beneficially own, directly or indirectly, or control or direct voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Mr. Gordon J. Reykdal Edmonton, Alberta	3,583,700 (1)	20.5%
Coliseum Capital Management, LLC Stamford, Connecticut	2,634,678(2)	15.1%

Notes:

(1)	These Cash Store Financial Shares are directly owned by Mr. Gordon J. Reykdal (223,468 Shares), Mr. Reykdal’s spouse (137,597 Cash Store Financial Shares) and 424187 Alberta Inc. (3,222,635 Cash Store Financial Shares), a company beneficially owned by Mr. Reykdal’s spouse and of which Mr. Reykdal is the President and Chief Executive Officer.
(2)	Mr. Adam Gray and Mr. Christopher Shackelton share dispositive and voting power over these common shares. The amount of common shares shown is as of September 30, 2012, the date of the most recent Schedule 13F filed with the SEC.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Cash Store Financial for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

CASH STORE FINANCIAL ANNUAL GENERAL MEETING MATTERS

At the Meeting, Shareholders will be asked to elect seven (7) directors of Cash Store Financial and to appoint KPMG LLP as the auditors of Cash Store Financial, and to consider the shareholder proposals set out in this Information Circular.

Election of Directors

The Company’s Articles of Incorporation provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of seven (7) directors, and it is proposed to keep the number of directors at seven (7) for the following year. At the Meeting, each of the seven (7) persons named hereunder will be proposed for election as directors. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s by-laws.

The following table sets forth the name, province and country of residence, principal occupation or employment, year first elected a director of the Company, and number of shares beneficially owned by each nominee for election as a director of the Company. The statement as to the Cash Store Financial Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at date hereof.

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Number and percentage of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Gordon J. Reykdal Edmonton, Alberta, Canada	Chairman and Chief Executive Officer February 23, 2001	Founder, Chairman and Chief Executive Officer of the Company.	3,583,700(4) 20.5%
William C. (Mickey) Dunn(2) (3) Calgary, Alberta, Canada	Director May 14, 2002	Chairman of Bellatrix Exploration, an oil and gas exploration company. Prior to the 2009 Arrangement of True Energy, a Director of Precision Drilling Inc.	750,000 4.3%
Edward C. McClelland(3) Burlington, Ontario, Canada	Director November 8, 2005	Chairman of TEC (The Executive Committee) Group 223 & 323, an organization of international CEO’s. Director of The Cash Store Australia Holdings Inc. since 2009.	29,500 0.2%
Robert J.S. Gibson, CD, ICD.D (2), (3) Calgary, Alberta, Canada	Director April 8, 2008	President of Stuart & Company Limited, a private investment firm, since 1973. Managing Director of Alsten Holdings Ltd. and a director of Precision Drilling Corporation.	10,000 0.1%
J. Albert Mondor, FCA, ICD.D (1) Edmonton, Alberta, Canada	Director April 8, 2008	Chair of Alberta Pension Services Corporation and also serves on the boards of Alberta Municipal Service Corporation and Cleankeys Inc.	14,825 0.1%
Ron Chicoyne, CFA, CF, ICD.D (1), (2) Calgary, Alberta, Canada	Director October 29, 2008	Founder & Managing Director of Links Capital Partners Ltd., an independent corporate finance firm.	8,450 0.0%
Michael M. Shaw, B.Comm (1)(2) Calgary, Alberta, Canada	Director October 29, 2009	Corporate Director and President of Amkco Inc. Spent 30 years with the ATCO Group of Companies in a variety of roles.	81,133 0.5%

Notes:

(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.
(4)	3,222,635 of these Cash Store Financial Shares are directly owned by 424187 Alberta Inc., a company controlled by Mr. Reykdal; 223,468 are held by Mr. Reykdal directly and 137,597 are held by Mr. Reykdal’s spouse.

A description of any corporate cease-trade orders, penalties, sanctions, conflicts of interest or bankruptcies involving directors or executive officers of the Company during the past 10 years is can be found in the section entitled “Directors and Officers” in the Annual Information Form (“AIF”) dated December 28, 2012 for the year ended September 30, 2012 and available on SEDAR at www.sedar.com.

Management recommends voting for the election of each of the persons identified above.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. KPMG LLP was first appointed as auditors of the Company on January 17, 2002.

Particulars of Other Matters to be Acted Upon

Cash Store Financial makes every effort to be responsive to concerns expressed by its shareholders. In addition to the opportunities available during the Meeting, any shareholder wishing to communicate with management or the Board should send a request to: Cash Store Financial Services Inc., Attention: Jerry Roczkowsky, Corporate Secretary, 15511 – 123 Avenue, Edmonton, Alberta T5V 0C3 or by email (information@CSFinancial.ca).

Funds managed by Montrusco Bolton Investments Inc., which collectively own approximately 610,000 Cash Store Financial Shares (representing 3.5% of the issued and outstanding Cash Store Financial Shares) have submitted the following proposals for consideration by shareholders at the Meeting:

Proposal No. 1 - Separation of the roles of Chairman and CEO

To the best of our knowledge, Mr. Gordon J. Reykdal has held both the roles of Chairman and CEO since the founding of the Company.

The positions of Chairman and CEO entail two distinct set of responsibilities. Good corporate governance requires separation of the two roles to ensure that board meeting agendas are properly set. The objective of these agendas is to ensure board meetings address all material matters that could affect the intrinsic value of the Company’s shareholders’ investment. These meetings should not be framed by executive management, who can have potentially materially diverging interests than shareholders. Having one individual hold both the roles of Chairman and CEO may lead to questions being raised as to whether these agendas are duly being set. When a company’s operations are struggling, these questions will inevitably be raised and rational investors will not be comforted by rhetoric, which is not followed by action.

We urge the BOD to follow our recommendation and proceed with action, as opposed to questionable rhetoric. The Company’s operations are in our humble opinion, for the avoidance of doubt and for emphasis, materially underperforming on all metrics and this state of affairs has lasted for too long. We believe that as a first reasonable and obvious step, the BOD should ensure that shareholders have a say in ensuring that corporate governance is elevated to the very minimum level a shareholder of a public company can come to expect: this entails the separation of the roles of Chairman and CEO.

The division of these roles is highly recommended and securities regulators, such as the Ontario Securities Commission, acknowledge the superior governance of a separate Chairman and CEO when auditing companies. According to the Corporate Governance guidelines of National Policy 58-201, the Chairman should be an independent director except where it is not deemed appropriate. The practice of separating the role of Chairman and CEO is also supported by the Canadian Coalition for Good Governance (“CCGG”). The CCGG states that the separation of these two positions is vital to ensure good oversight of a company’s affairs. The CCGG specifies that a corporate governance structure with separate representatives in these roles resolves inherent conflicts of interest and clarifies accountability – the Chairman to the shareholders and the CEO to the Board.

- RESOLVED, the Board of Directors of Cash Store Financial Services, Inc. will adopt a policy on corporate governance that divides the role of Chairman from the position of CEO, and will amend any bylaws to reflect that the Chairman is to be an independent Board member. The policy should describe how the selection of the Chairman will occur between annual meetings of shareholders should the Chairman’s status as independent cease during this period. The policy can allow for a non-independent director to serve as Chairman only when no independent director is available or willing to serve in the position. The policy should be adopted prior to the next annual general meeting of shareholders.

Management Comment:

Management believes that adoption of the resolution as proposed by Montrusco is not in the best interests of Cash Store Financial or its shareholders, and recommends that shareholders vote against the resolution.

Management notes that there is not a specific requirement under applicable securities laws with respect to the separation of the role of CEO and Chairman. Rather, suggested corporate governance guidelines for reporting issuers are set forth under National Instrument 58-201 – Corporate Governance Guidelines (the “Guidelines”). The Guidelines are not meant to be prescriptive, but are rather meant to guide issuers in developing their own corporate governance practices.

Section 3.2 of the Guidelines provides that the chair of the board should be an independent director, but states that where this is not appropriate, an independent director should be appointed to act as “lead director”. Regardless, either an independent chair or an independent lead director should act as the effective leader of the board and ensure that the board’s agenda will enable it to successfully carry out its duties.

As disclosed in this Circular, Gordon J. Reykdal holds the roles of CEO and Chairman, while J. Albert Mondor, an independent director, has been appointed as Lead Director of the Board.

Mr. Reykdal’s vast experience as the founder of Cash Store Financial has provided him with invaluable expertise with respect to the business and operations that he draws upon to lead the Board. As such, Cash Store Financial does not currently separate the role of the CEO and the Chairman, but rather has appointed a Lead Director who is independent with a well defined role and the authority to effectively lead the independent directors.

Cash Store Financial has adopted a written charter for the Lead Director and the role of the Lead Director is clearly defined and adequately disclosed in the Information Circular. Specifically, the role of the Lead Director is to assist the Board in effectively discharging its duties, responsibilities and obligations and to be satisfied that the Board functions independently of management. The responsibilities of the Lead Director include:

•	being satisfied that the Board is alert to its obligations to the Company’s shareholders;

•	assisting the Chair in establishing the frequency of Board meetings;

•	assisting the Chair in setting agendas;

•	liaising and communicating with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimizing the effectiveness of the Board and its committees;

•	being satisfied that the Board receives adequate and regular updates from the Chair on all issues important to the welfare and future of the Corporation;

•	collaborating with the Chair to ensure information requested by members of the Board or committees of the Board is provided and meets their needs;

•	reviewing conflict of interest issues with respect to members of the Board as they arise; and

•	chairing in camera meetings of the Board, without management present, at every Board meeting.

Cash Store Financial believes that an independent Lead Director is an acceptable alternative to separating the roles of CEO and Chairman, and is appropriate in its specific circumstances as the Lead Director has clearly delineated and comprehensive duties including the full authority to call board meetings and approve meeting materials and engage with shareholders.

In addition, five of the seven members of the Board of Directors are considered to be independent, resulting in over 71% of the directors being independent directors. The independent directors conduct in camera meetings immediately following each regularly scheduled Board meeting, at which the non-independent member and management are not in attendance. The independent directors are also encouraged to hold informal discussions and/or to meet independent of management as they deem necessary. In addition, all of the committee chairs of the Board are independent directors. The Lead Director provides the necessary leadership for the independent directors and ensures that the responsibilities of the Board are well understood and respected by both the Board and management.

The appointment of an independent Lead Director, coupled with clearly delineated responsibilities, ensures that Cash Store Financial satisfies the Guidelines and ensures the Board’s agenda will enable it to successfully carry out its duties.

For all of the reasons outlined above, the Board recommends that you vote AGAINST this proposal.

Proposal No. 2 - Delisting of the Company’s shares from the New York Stock Exchange

To the best of our knowledge, the Company’s shares are currently listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”). The latter listing is relatively recent dating back to June 2010, where the Company’s shares traded for more than $16.00 per share. We failed to understand the rationale behind this listing back then and we fail to understand it now. We therefore urge the BOD to delist the Company’s shares from the New York Stock Exchange.

While we regret the complications that could arise for shareholders who are unable to retain shares in the Company, should it be exclusively listed in Canada, we believe that this is a small price to pay for the sizeable cost saving. We are also convinced that shareholders, who truly believe in the Company’s equity story, will find a way to own shares of the Company in our increasingly connected financial world.

We conservatively estimate the cost for the Company of maintaining the NYSE listing in terms of additional legal, compliance and regulatory expenditures to be upwards of $500,000 per year. Let us remind the BOD that this amount sadly represents more than 5% of the net income generated by the Company in its last fiscal year, ending September 2011.

This estimate does not take into account the opportunity cost of the Company’s management being distracted by investor relations conferences and visits to the US and/or abroad. When an operation is in clear dire straits, as in the Company’s case, shareholders should be able to expect that most, if not all of management’s focus and energy be devoted to the improvement of company operations.

There may be a world where continuing this indefensible annual expense is considered economically rational, but we do not believe that the shareholders of the Company live in such a world. We choose not to dwell too much here on the ramifications that such expenditures may have in terms of shareholders’ and the wider market’s perception of how closely expenses are managed at the Company, but we trust that the BOD thoroughly understands them.

- RESOLVED, that the Board of Directors of Cash Store Financial Services, Inc. will take all necessary steps (other than any steps that must be taken by shareholders) to delist the shares of Cash Store Financial Services, Inc. from the New York Stock Exchange and any other non-core stock exchange.

Management Comment:

Management believes that adoption of the resolution as proposed by Montrusco is not in the best interests of Cash Store Financial or its shareholders, and recommends that shareholders vote AGAINST the resolution.

On June 8, 2010, Cash Store Financial commenced trading on NYSE under the symbol “CSFS”, and Cash Store Financial maintained its primary listing on the Toronto Stock Exchange (the “TSX”) under the symbol “CSF”. Cash Store Financial regards the NYSE listing as an exciting development for the Company and its shareholders and believes the NYSE listing provides the opportunity to reach a broader investment base in the United States.

During the 12 month period ending September 30, 2012, an aggregate of approximately 4.24 million of the Company’s shares have been traded on NYSE and approximately4.25 million of the Company’s shares have been traded on the TSX.

Cash Store Financial notes that it is the only lender and broker of short-term advances and provider of other financial services in Canada listed on the TSX. As such, Cash Store Financial believes that the NYSE listing provides additional liquidity and increased access to capital as it provides greater access to experienced investors in this industry. In addition, Cash Store Financial’s most significant competitors are U.S.-based public companies, and as such, the NYSE listing is important in that it increases Cash Store Financial’s visibility with U.S.-based investors. Management also believes that the NYSE listing provides Cash Store Financial with the opportunity to have greater analyst coverage.

Cash Store Financial believes that the costs of listing are balanced by these factors, and has determined that maintaining the NYSE listing is in the best interests of its shareholders as long as these criteria continue to be met.

For all of the reasons outlined above, the Board recommends that you vote AGAINST this proposal.

Proposal No. 3 - Pursuit of strategic alternatives for non-Canadian operations

To the best of our knowledge, the Company currently operates approximately 25 branches in the UK and owns approximately 18.3% of Cash Store Australia Holdings Inc.

The payday loan industry, in which the Company operates, is subject to a patchwork of regulatory frameworks in the jurisdictions it is permitted to operate globally. The frameworks range from the lenient to the stringent. It is clear that the direction of developments is towards more stringent regulation. Over the past 5 years, the Canadian situation has been clarified with the determination of the regulatory environment being shifted from the federal to the provincial governments. This has led to a number of different rules depending on the province of branch operation.

Based on the continued complaints filed by provincial regulators, consumer protection agencies and the various class action lawsuits filed by aggrieved customers against the Company, it appears clear that the latter’s management has yet to fully understand how to properly function in the regulatory environments set by Canadian provinces.

While they can make attractive travel destinations to some, the UK and Australia are currently pursuing various important regulatory reviews of their payday loan industries. The end result of these reviews is not known as of yet, but the fact that the new rules will be more stringent is a given. Considering how poorly the Company’s management appears to understand its local Canadian regulators, we have limited confidence that foreign regulators will somehow be better satisfied.

We do not understand how the Company can defend having operations in these non-core jurisdictions, where the regulatory environment is so uncertain, especially while its legacy Canadian and arguably core operations are struggling as they currently are: we’d like to remind the BOD that there has been a material and persistent deterioration in the financial performance of the Company’s Canadian (and foreign) operations over the past 3 years. These foreign operations are clearly a source of distraction for management, when its time and energy should be focused on its own backyard.

We urge the Company to explore all strategic alternatives (besides continued expansion and status quo) for its non-Canadian operations: these alternatives should include the disposal and closure of these operations.

- RESOLVED, that the Board of Directors of Cash Store Financial Services, Inc. shall take all necessary steps (other than any steps that must be taken by shareholders) to explore strategic alternatives, including the potential disposal, of all of the non-Canadian operations (including UK and Australia-based assets) of Cash Store Financial Services, Inc.

Management Comment:

Management believes that adoption of the resolution as proposed by Montrusco is not in the best interests of Cash Store Financial or its shareholders, and recommends that shareholders vote against the resolution.

Cash Store Financial operates in the business of providing short-term advances and other financial services, and is the only lender and broker of short-term advances and provider of other financial services listed on the TSX. A significant portion of the Cash Store Financial’s strategic plan has been to encourage growth in order to secure a dominant market footprint, and to then build revenues, followed by infrastructure enhancements and product diversification.

Cash Store Financial believes that it is important to diversify its revenue sources and has pursued strategic alternatives in order to maximize shareholder value while maintaining the balance between risk and growth. To that end, on April 14, 2010, the Company opened its first branch in the United Kingdom and has since expanded its operations to include 25 branches as at September 30, 2012. Cash Store Financial is mindful of the regulatory environment into which it is expanding and is taking a conservative approach with respect to its expansion into the United Kingdom. It has opened 25 branches to begin establishing a presence and an understanding of the United Kingdom regulatory environment before initiating any extended growth program. Management believes that based upon the revenue growth pattern that its business has experienced to date, that expansion of branches in the United Kingdom is in its best interests. Cash Store Financial believes that it would be a competitive error not to continue to expand in this market, as it is important to have a presence and visibility in the same markets as its largest competitors.

With respect to its 18.3% interest in The Cash Store Australia Holdings Inc. (“The Cash Store Australia”), Cash Store Financial acknowledges that it recently wrote-off this investment and the actual dollar value of the investment represented a small percentage of its earnings. Cash Store Financial and The Cash Store Australia have common shareholders, but remain separated publicly traded entities. Cash Store Financial does not have a controlling interest in The Cash Store Australia and has limited resources invested in its activities. Specifically, Cash Store Financial has severed the management agreement and does not have responsibility or authority for The Cash Store Australia. Cash Store Financial does not believe that this investment has a negative impact on the use of its resources and does not purport to divest its interest in the company at this time.

To the best knowledge of management, there have been regulatory actions filed or published only in the provinces of British Columbia and Alberta, and these do not represent continued complaints or a lack of understanding of the regulatory environments. Since late 2009, the Canadian payday loan market has been in transition from an unregulated market to varying states of regulation in Canada, and management intends to comply with the various regulatory environments. Cash Store Financial notes that it is in compliance with the interim compliance order in Alberta, and that there are no outstanding issues with respect to such complaints, and management is working to resolve the complaints in British Columbia. Cash Store Financial acknowledges that it has been subject to class proceedings in Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. In each case, the plaintiffs allege that the payday loans provided by Cash Store Financial failed to meet the applicable laws governing payday lenders in these jurisdictions. In all cases, Cash Store Financial believes that it conducts its business in accordance with applicable laws in each of the jurisdictions noted and will be defending these actions vigorously both respect to certification as a class proceeding and on each action’s merits.

Cash Store Financial firmly believes that it is operating with a view to the best interests of its shareholders, and is pursuing all strategic alternatives with a view of maximizing shareholder value.

For all of the reasons outlined above, the Board recommends that you vote AGAINST this proposal.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

When determining the compensation of Cash Store Financial’s executive officers, including the Named Executive Officers defined below, the compensation committee of the Board (the “Compensation Committee’) considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of Cash Store Financial and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Cash Store Financial; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of base salary, performance-based bonus and long-term incentive in the form of Options. The Compensation Committee reviews the link between total compensation and company profitability within all executive level roles to help ensure compensation policies and practises are in line with Company health and profitability and to reduce overall risk as it pertains to the Company’s compensation policies and practises.

The compensation of the Company’s Chairman and CEO, Gordon J. Reykdal, was established in January 2002 pursuant to a service agreement which was approved by the Board at the time. This agreement was updated and approved by the Compensation Committee in February 2006 with no material changes. Under the terms of this agreement, Mr. Reykdal is entitled to an annual service fee of $200,000 and a performance bonus based on 5% of the pre-tax profits of the Company.

The base salary for each of the other executive officers of the Company is determined by an assessment of such executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Company, and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance. Executive officers and employees involved in operations are eligible for bonuses based on: (i) business growth; and (ii) a percentage of the pre-tax profits earned by their area of responsibility. Administrative officers and employees are eligible for a bonus based on a percentage of their base salary taking into consideration their personal performance and the corporate financial performance.

The Compensation Committee takes an active role in establishing and monitoring compensation for executive officers that are related to Gordon J. Reykdal, the Company’s Chairman and CEO. Mr. Reykdal’s son, Barret J. Reykdal, is the President and Chief Operating Officer of the Company’s United Kingdom Operations and Mr. Reykdal’s son-in-law, Cameron Schiffner, is the Senior Vice President of Operations for the Company.

The foregoing report has been submitted by the Compensation

Committee of the Board of Cash Store Financial:

William C. (Mickey) Dunn (Chair)

Edward C. McClelland

Robert J.S. Gibson

Compensation Discussion and Analysis

The following compensation discussion and analysis outlines and explains all significant elements of compensation awarded to, earned by or paid to: (i) Cash Store Financial’s Chairman and Chief Executive Officer (the “CEO”); (ii) Cash Store Financial’s Chief Financial Officer (the “CFO”); and (iii) each of Cash Store Financial or its subsidiaries three most highly compensated officers, other than the CEO or CFO, whose total compensation was individually, greater than $150,000 as at or during the year ended September 30, 2012 (collectively, the “Named Executive Officers” or “NEOs”).

Executive Compensation Philosophy

The Company’s compensation philosophy for executive officers is based on four fundamental objectives:

(i)	to provide compensation packages that encourage profitability, and motivate and reward performance;

(ii)	to foster a sense of teamwork and fairness;

(iii)	to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

(iv)	to align the interests of its executive officers with the long-term interests and health of the Company and its shareholders.

When determining individual compensation levels for the Company’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, recommendations of the CEO and his assessment of: (i) the individual performance and contribution made by each executive officer to the success of the Company with reference to financial performance and achievement of corporate objectives; (ii) the responsibilities of each executive officer, including leadership and mentoring; (iii) the expertise and length of service of each executive officer; and (iv) industry comparables.

The following describes the Compensation Committee members and their relevant experience:

William C. (Mickey) Dunn (Chair)

Professional Experience:

•     President Cardium Service and Supply from 1981 to 1999

•     President Colorado Silica Sand Inc.  from 1989 to 1996

•     President of many affiliated companies to above located throughout the world.

Board Experience:

•     Cash Store Financial director since 2002 - current Compensation Committee Chair and Member of the Corporate Governance and Nominating Committee

•     Bellatrix Exploration Inc. (& predecessor company True Energy Trust Inc.) (TSX, NYSE)  – Chairman from 2000-present

o      Audit Committee

o      Governance Committee

o      Compensation Committee

•     Vero Energy Inc. Director from 2005 to 2009

o      Audit Committee

o      Governance Committee

•     Precision Drilling Corp. (TSX, NYSE) Director from 1992 to 2011

o      Audit Committee

o      Compensation Committee

o      Governance   Committee

•     Tesco  (TSX, Nasdaq) Director from 1986 to 1993

Edward C. McClelland

Professional Experience:

•     President of Borg Warner Acceptance International Corporation from 1982 to 1989

•     CEO of Borg Warner Acceptance Corporation, Canada from 1982 to 1989

•     President of Transamerica Commercial Finance from 1988 to 1991

•     Senior Vice President of CIBC Finance 1992 to 1995

Board Experience:

•     Cash Store Financial (TSX, NYSE), from 2005 to present

o      Compensation Committee Member

•     Cash Store Australia Holdings Inc. (TSX-V), from 2009 to present

•     Bauman McKay Insurance (insurance brokerage company) board member from 1983 to 1986

•     Duro Electric (manufactured commercial lighting) board member from 1983 to 1985

General Experience:

Extensive executive and senior management leadership experience in a variety of industries. Specific experience in compensation includes training and utilization of the Hay Management System of compensation and job evaluation.

Robert J. S. Gibson

Professional Experience:

•     Over forty years of experience and a senior manager in real estate development and management, oil & gas service industry, entertainment facilities industry and various agricultural enterprises

•     Stuart & Company Limited, Private Company, from 1976 to present

o      President and CEO

•     Alsten Holdings Ltd., Private Company, from 1982 to present

o      Managing Director

Listed Company or Trust Board Experience (Directorships):

•     Cash Store Financial (TSX, NYSE), from 2008 to present

o      Compensation Committee Member

o      Governance and Nominating Committee – Chair

•     Precision Drilling Corp. (TSX, NYSE) from 1996 to present,

o      Corporate Governance Committee Member

o      Audit Committee Member

•     Precision Drilling Trust (TSX) from 2005 to 2010

o       Trustee

•     United Inc. (TSX) from 1998 to 2001

o      Audit Committee Chair

•     International Utility Structures Inc. (TSX) from 1991 to 2003

o      Audit Committee Chair

•     Canadian Real Estate Investment Trust (TSX) from 1997 to 2005

o      Investment Committee

o      Corporate Governance Committee

Executive Compensation Process

Each year, the CEO and the VP of Human Resources review and make a report to the Compensation Committee which includes:

(i)	a general review of the Company’s operations for the year;

(ii)	the annual competitive market review;

(iii)	a review of summary financial results;

(iv)	a summary of senior executive compensation for the preceding year(s);

(v)	the performance of the senior executives’ over the past year; and

(vi)	compensation data concerning the most senior associates of the Company.

Taking into consideration the information provided above, the CEO makes recommendations to the Compensation Committee on the executives’ compensation packages. The Compensation Committee meets to consider these recommendations and also to review compensation for the CEO.

No fees have been paid in respect of services related to determining executive compensation for any director or executive officer of the Company in the past two fiscal years.

Annual Competitive Market Reviews

The CEO and Compensation Committee are regularly provided with market data, including a comparison of the monetary compensation to a representative sample of Canadian and American financial services and retail public companies, taking into consideration a range of market capitalization. The most recent Board compensation review and subsequent report was performed by an independent consulting firm of Western Management Consultants (the “Consulting Firm”) on April 7, 2011 and the recommendations were accepted approved by the Compensation Committee on April 26, 2011 and subsequently by the Board on April 27, 2011. The review included the following components:

(i)	conducted individual meetings with the VP of Human Resources in order to gather information related to the roles and responsibilities, as well as a personal perspective on the strengths and weaknesses, of the Company’s current performance measures and competitive position with respect to compensation practices;

(ii)	gathered current and historical compensation information about the Company’s compensation philosophy and strategy, and reviewed all existing elements of compensation for the Named Executive Officers; and

(iii)	researched other similarly situated companies as potential sources of market data. In order to gather relevant market data for consideration by the Compensation Committee, the Consulting Firm reviewed comparable positions at the following organizations:

• Advance America/Cash Advance Centers Inc.	• North American Energy Partners Inc.

• ATB Financial	• Precision Drilling Corporation

• Canadian Western Bank	• QC Holdings Inc.

• DFC Global Corp.	• Stantec

• Easyhome Ltd.	• The Brick Group Income Fund

• Ezcorp Inc.	• Metlife Inc.

The Consulting Firm also utilized a secondary source of director compensation, specifically for Canadian companies which contrasts equity boards against income trust boards. This report is entitled “Corporate Board Governance and Director Compensation in Canada – A Review of 2010” prepared by Korn/Ferry International in partnership with Patrick O’Callaghan and Associates. The Consulting Firm also reviewed an analysis provided by the Company of the share options program, from which they utilized the per year valuation of options based on the Black – Scholes valuation process.

The Consulting Firm has not provided any other services to Cash Store Financial in the last thirty six months

Executive Compensation Elements

Using the Company’s compensation philosophy, executive compensation is split-out into four separate components:

	Base Salary	Bonus Program	Benefit Program(s)	Stock Option Based Awards
Company Philosophy Being Met	• Competitive with other companies	• Align individual interests with Company interests • Fosters teamwork and fairness • Encourage, motivate and reward performance	• Competitive with other companies	• Competitive with other companies • Align individual interests with Shareholder interests • Encourage, motivate and reward performance
Company Objectives Being Met	• Attract and retain talented executives	• Reward contribution to achievement of financial and non-financial goals	• Attract and retain talented executives	• Encourage, motivate, retain and reward executives for achieve long term results and overall company health
Determination of Amounts	• Reflect skill and level of responsibility • Take into account market conditions and competitors	• Reflect skill and level of responsibility • Company performance based	• Reflect skill and level of responsibility • Take into account market conditions and competitors	• Reflect skill and level of responsibility • Company performance based

Base Salary

Base salaries are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data. Base salaries are reviewed annually and adjusted if appropriate.

Bonus Program

The purpose of this component of compensation is to reward the executives and the associates for their contribution to the success of the business. Bonuses are paid out monthly and from time to time special bonuses may be paid for performance in connection with specific projects or objectives. Cash Store Financial’s operations and financial results form the basis for the bonuses paid on a monthly basis. In addition, each senior executive’s contribution to the success of the business is considered, including achievement of objectives such as cost controls, strategic imperatives, risk management and enhancement of corporate reputation. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board. Partially meeting objectives would result in a reduced award.

The specific performance metrics used by the Company to determine bonus payouts are not publicly disclosed. The Company believes that disclosure of these performance metrics, including various supporting indices and benchmarking and standards, would prejudice the Company’s interests in the market in which the Company operates. By disclosing these metrics the Company’s competitors would be aware of how employees are compensated and at what thresholds branches are considered profitable.

The Compensation Committee approves executive bonuses plus the bonus plan for all associates. The bonus program has not changed since fiscal 2009.

Benefits Program

The benefits programs include a mixture of group retirement savings plan contributions, core life insurance, core disability income replacement, executive healthcare spending accounts and automobile allowances. The benefits programs available to each executive are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data.

Cash Store Financial provides executives with enhanced financial protection through a portfolio of individual life insurance, disability insurance, and an executive health care spending account. The insurance products and services are listed in the summary below as an overview.

i)	Core Life Insurance - Under the group life insurance policy with Great West Life, executives are covered for 5 times their annual earnings up to a maximum of $500,000 without medical evidence. This benefit is reduced by 50% when the executive becomes 65 and terminates at age 70. The life insurance is term insurance, with no cash value, and rates are adjusted annually by the insurer. Upon termination from Cash Store Financial, within 30 days, the executive has to ability to convert up to $200,000 of his or her group life insurance to an individual policy without providing medical evidence. This policy would be priced based on the executive’s age, smoking and health status and the premium would be paid by the executive.

Under the Executive Benefit program the executive has an online health care spending account funded by Cash Store Financial. The core benefits within this program are a $250,000 guaranteed issue life policy with guaranteed premiums to age 65 and guaranteed issue disability insurance of $1500/month with guaranteed discounts and pricing to age 65. The executive is able to utilize any additional health spending account room to buy additional insurance and/or fund medical expenses that are not covered under the group benefit program.

ii)	Core Disability Income Replacement - professional plan which provides monthly income benefits upon suffering a disability that impairs the insured from performing the duties of his or her regular occupation. Premium rates and discounts are guaranteed to age 65. Coverage includes significant upgrades not included in group long-term disability plans such as the addition of partial/residual disability benefits, return-to-work assistance, recovery benefits and optional renewal of the policy should they choose to work full-time past age 65.

iii)	Executive Health Care Spending Account - a sophisticated healthcare spending account that can be used to fund eligible non-insured healthcare costs. Cash Store Financial has provided a contribution to cover the insurance premium of this program. Whatever cash is left over can be used at the executive’s discretion within specific restrictions. For example, they may purchase additional insurance products to meet their personal needs, or keep the additional cash to fund uninsured medical expenses such as orthodontia.

Stock Option Based Awards

The Company has longer term incentive plans in the form of stock options (“Options”), which are designed to reward executives and key employees for their contribution to the financial success of Cash Store Financial, and to encourage and motivate them to create shareholder value. Participation in these incentive plans is limited to executive and other associates whose roles and responsibilities directly influence the success of the Company and those associates who management have identified as having long-term succession potential. The Company has adopted a stock option plan which is described under the “Other Information – Stock Option Plan Information” section of this Information Circular. The Compensation Committee approves all Option grants.

Summary Compensation Table

The following table contains information for the three most recently completed annual fiscal periods (years ended September 30, 2012 and September 30, 2011 and fifteen months ended September 30, 2010) regarding the compensation paid to or earned by the Company’s CEO, CFO and NEOs in respect of the twelve months ended September 30, 2012.

Name and Principal Position	Fiscal Period	Salary ($)	Share Based Awards ($)	Non-equity incentive plan compensation		Long- term Incentive Plans ($)	Pension Value ($)	Other Compen- sation(2) ($)	Total Compensation ($)
				Option Based Awards (7) ($)	Annual Incentive Plans ($)
Gordon J. Reykdal Chairman and Chief Executive Officer (3) (4)	2012 2011 2010(1)	200,000 200,000 250,000	Nil Nil Nil	Nil Nil Nil	228,023 929,247 1,978,116	Nil Nil Nil	Nil Nil Nil	16,111 55,523 68,068	444,134 1,184,770 2,296,184
Craig Warnock Chief Financial Officer (incoming)	2012	75,000	Nil	3,420	12,962	Nil	Nil	11,587	102,969
Nancy Bland Chief Financial Officer (outgoing)	2012 2011 2010(1)	190,308 250,000 276,923	Nil Nil Nil	18,835 25,801 104,739	15,533 63,335 129,607	Nil Nil Nil	Nil Nil Nil	9,500 17,860 16,000	234,176 356,996 527,269
Kevin Paetz President and Chief Operating Officer	2012	113,707	Nil	13,148	125,145	Nil	Nil	14,742	266,742
Barret J. Reykdal (5) President and Chief Operating Officer UK Operations	2012 2011 2010(1)	207,560 175,000 215,385	Nil Nil Nil	28,102 29,767 45,144	71,241 311,443 468,890	Nil Nil Nil	Nil Nil Nil	10,674 34,937 36,486	317,577 551,147 765,905
Cameron Schiffner (6) Senior Vice President	2012 2011 2010(1)	155,000 158,846 184,615	Nil Nil Nil	9,367 11,030 28,934	110,472 77,290 168,881	Nil Nil Nil	Nil Nil Nil	21,377 15,039 4,476	296,216 262,205 386,906

Notes:

(1)	Salaries and bonuses for 2010 are reflective of a 15 month period due to the change in fiscal year from June 30 to September 30.
(2)	The amounts shown as other compensation are for RRSP contributions, car allowance, vehicle lease payments and/or executive health care benefits.
(3)	Mr Gordon J. Reykdal is a director of the Company and does not receive compensation for his role as a director
(4)	All amounts shown reflect annual service fees paid by the Company to 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal, in connection with executive services provided by Mr. Reykdal.
(5)	Mr. Barret J. Reykdal is the son of Mr. Gordon J. Reykdal, the Company’s Chairman and CEO.
(6)	Mr. Cameron Schiffner is the son-in-law of Mr. Gordon J. Reykdal, the Company’s Chairman and CEO.
(7)	The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: under the following assumptions: (i) risk free interest rate of 1.4% (1.6% - 2011, 1.7% - 2010); (ii) expected dividend yield of 6.4% (3.7% - 2011, 3.4% - 2010); (iii) expected volatility of 50.3% (39.0% - 2011, 52.8% - 2010); and (iv) an expected term of three years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Incentive Plan Awards

The following table contains information for outstanding share-based awards and option-based awards of the Company’s NEO’s at September 30, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gordon J. Reykdal	Nil	Nil	Not Applicable	Nil	Nil	Nil	Nil
Craig Warnock	50,000	6.00	July 3, 2017	Nil	Nil	Nil	Nil
Nancy Bland	70,000	3.39	November 6, 2012	155,400	Nil	Nil	Nil
Nancy Bland	20,000	10.30	November 17, 2014	Nil	Nil	Nil	Nil
Kevin Paetz	100,000	5.85	March 1, 2019	Nil	Nil	Nil	Nil
Barret J. Reykdal	30,000	10.30	November 17, 2014	Nil	Nil	Nil	Nil
Cameron Schiffner	10,000	10.30	November 17, 2014	Nil	Nil	Nil	Nil

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2012 for the Company’s NEO’s:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon J. Reykdal	Nil	Nil	228,023
Craig Warnock	Nil	Nil	12,962
Nancy Bland	Nil	Nil	15,533
Kevin Paetz	Nil	Nil	125,145
Barret J. Reykdal	Nil	Nil	71,241
Cameron Schiffner	Nil	Nil	110,472

Termination and Change of Control Benefits

The Company has contracts with its NEO’s containing the following termination and change of control benefits:

Gordon J. Reykdal

The Company and 424187 Alberta Ltd. (“424187”), a company controlled by Mr. Gordon J. Reykdal, Chairman and CEO of the Company, executed a Services Agreement in January 2002 in connection with executive services to be provided to the Company by Mr. Gordon J. Reykdal. Under this agreement, 424187’s services under this agreement may be terminated: (i) by the Company for cause; or by 424187 upon not less than three months written notice to the Company; (ii) or by the Company at any time upon written notice to 424187; (iii) or by the Company, if Reykdal has failed to provide services due to disability for 90 days in any 365 day period, subject to applicable human rights legislation. If the services of 424187 are terminated by the Company, other than for cause, the Company shall pay to 424187 a terminate payment, on or before the last day that services are provided (the “Termination Date”), a lump sum cash amount equal to the total of: (i) thirty-six (36) months fixed service fees at the Termination Date; and (ii) three times the average amount payable to 424187 by the Company as performance bonus (whether or not deferred) in respect of the three fiscal years ended prior to the Termination Date (provided that, prior to the completion of three fiscal years such amount shall be the average of performance bonus amounts paid to that date).

Kevin Paetz

The termination clause in Mr. Kevin Paetz’s employment agreement is as follows: “The employer may terminate the employee at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall provide the employee with one month of notice for each year of service with the employer, with the minimum notice being twelve months. In lieu of notice of termination of employment, the employer shall pay to the employee: an amount equal to one times the employee’s average monthly compensation, the cash equivalent of all employee benefits to which the employee would have received or which would have been available to the employee for twelve months, an aggregate amount equal to the employee’s salary, if unpaid, up to and including effective time of termination, and vacation pay for any accrued but unused vacation, any outstanding amounts previously earned which remain unpaid in any incentive plan in which the employee participates, and any stock options which would vest in favour of the employee on the next anniversary dates but for the termination shall be vested”.

Barret J. Reykdal

The termination clause in Mr. Barret Reykdal’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to his salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of twelve times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of twelve months if termination occurs within six months of the commencement of the term, otherwise twelve months to an overall maximum of twelve months from the effective date of termination.”

Craig Warnock

The termination clause in Mr. Craig Warnock’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall provide the employee with one month of notice for each year of service with the employer, with the minimum notice being twelve months. In lieu of notice of termination of employment, the employer shall pay to the employee: an amount equal to one times the employee’s average monthly compensation, the cash equivalent of all employee benefits to which the employee would have received or which would have been available to the employee for twelve months, an aggregate amount equal to the employee’s salary, if unpaid, up to and including effective time of termination, and vacation pay for any accrued but unused vacation, any outstanding amounts previously earned which remain unpaid in any incentive plan in which the employee participates, and any stock options which would vest in favour of the employee on the next anniversary dates but for the termination shall be vested”.

Nancy Bland

The termination clause in Ms. Bland’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to her salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of nine times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of nine months if termination occurs within six months of the commencement of the term, otherwise nine months to an overall maximum of nine months from the effective date of termination.”

DIRECTORS’ COMPENSATION

In conducting its annual benchmarking of compensation, the Compensation Committee considers the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies of similar size and profitability. After reviewing the market data and applying the compensation principles adopted by the Corporation, the Compensation Committee makes its recommendations to the Board. Total compensation received by the Company’s directors for the year ended September 30, 2012 is outlined in the table below.

In conducting its annual benchmarking of compensation, the Compensation Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies of similar size and profitability. After reviewing the market data and applying the compensation principles adopted by the Company, the Compensation Committee makes its recommendations to the Board.

Board Member	Fees earned ($)	Option Based Awards ($)	Share Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	Other Compensation ($)	Total $
J. Albert (Al) Mondor (Audit Committee Chair and Lead Director)	130,500	80,197	Nil	Nil	Nil	Nil	210,697
William C. (Mickey) Dunn (Compensation Committee Chair)	106,700	80,197	Nil	Nil	Nil	Nil	186,897
Robert J.S. Gibson (Governance Committee Chair)	98,850	80,197	Nil	Nil	Nil	Nil	179,047
Ron Chicoyne	128,500	80,197	Nil	Nil	Nil	Nil	208,697
Edward C. McClelland	83,200	80,197	Nil	Nil	Nil	Nil	163,397
Michael Shaw	92,500	88,006	Nil	Nil	Nil	Nil	180,506

None of the other directors of the Company were compensated for services rendered to the Company in any other capacity during the fiscal year ended September 30, 2012, other than as set out elsewhere in this management information circular.

Standard Compensation Arrangements

Directors are compensated for their services through a combination of annual retainers and Options. For the fiscal year ended September 30, 2012, each director, excluding Mr. Gordon Reykdal who is an officer of the Company, was paid a retainer of $60,000. Additional annual retainer fees were also paid to directors who served as committee chairs. The Company’s lead director and Audit Committee chair incumbent (both positions were held by the same individual) was paid an additional annual retainer of $45,000 ($15,000 for audit committee chair, and $30,000 for lead director). The Compensation Committee Chair, and Corporate Governance and Nominating Committee Chair were each paid an additional retainer of $10,000. As of April 1, 2011, directors are additionally compensated for being a committee member with an annual retainer of $5,000 for the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee. Mr. Ron Chicoyne received special committee fees of $24,000 related to the Company’s private placement of senior secured notes in January 2012. For personal attendance at scheduled meetings, directors are also paid a stipend of $1,500 per meeting ($850 if attending by telephone or $1,500 for special telephone meetings was granted). For the fiscal year ended September 30, 2012, each director that was not an employee was granted 25,000 options.

Directors who are employees receive no additional compensation for serving on the Board or its committees.

Incentive Plan Awards

The following table contains information for outstanding share-based awards and option-based awards of the Company’s directors at September 30, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in- the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
J. Albert (Al) Mondor	25,000	4.45	April 9, 2013	29,000	Nil	Nil	Nil
	25,000	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
William C. (Mickey) Dunn	25,000	5.40	August 27, 2013	5,250	Nil	Nil	Nil
	25,000	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Robert J.S. Gibson	25,000	4.45	April 9, 2013	29,000	Nil	Nil	Nil
	25,000	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Ron Chicoyne	25,000	4.45	April 9, 2013	29,000	Nil	Nil	Nil
	25,000	7.25	June 24, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Edward C. McClelland	8,333	5.40	August 27, 2013	5,250	Nil	Nil	Nil
	16,667	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Michael Shaw	25,000	9.96	October 29, 2014	Nil	Nil	Nil	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2012 for the Company’s directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Albert (Al) Mondor	Nil	Nil	Nil
William C. (Mickey) Dunn	Nil	Nil	Nil
Robert J.S. Gibson	Nil	Nil	Nil
Ron Chicoyne	Nil	Nil	Nil
Edward C. McClelland	Nil	Nil	Nil
Michael Shaw	Nil	Nil	Nil

OTHER INFORMATION

Stock Option Plan Information

The Company’s stock option plan (the “Share Option Plan”) was approved on February 8, 2011. All Options granted since approval by the Shareholders have and will be granted pursuant to the Share Option Plan. As at September 30, 2012, the aggregate maximum number of Cash Store Financial Shares reserved for issuance for all purposes under the Share Option Plan and all other share compensation arrangements was 1,790,735 Cash Store Financial Shares (which represented 10.3% of the issued and outstanding Cash Store Financial Shares as at the date of approval). As of the date hereof, there are 1,069,236 Options outstanding under the Share Option Plan (which represents 6.1% of the issued and outstanding Cash Store Financial Shares) and 1,866,501 Options (which represents 10.7% of the issued and outstanding Cash Store Financial Shares) available to be granted under the Share Option Plan. Cash Store Financial Shares in respect of which Options are not exercised shall become available for the grant of subsequent Options under the Share Option Plan. The maximum number of Cash Store Financial Shares which, at any time, may be reserved for issuance to “insiders” of Cash Store Financial under the Share Option Plan or any other share compensation arrangement cannot exceed 10% of the Cash Store Financial Shares outstanding. Additionally, the maximum number of Cash Store Financial Shares which, within any one year period, may be reserved for issuance to “insiders” under the Share Option Plan, or any other share compensation arrangement, cannot exceed 10% of the Cash Store Financial Shares outstanding. No fractional Cash Store Financial Shares may be purchased or issued under the Share Option Plan.

The Board, the Compensation Committee, or another committee appointed for such purposes by the Board, may from time to time grant to directors, officers, employees and consultants of the Company or any subsidiary of the Company, as well as any management company providing services to the Company or any subsidiary (collectively, the “Eligible Persons”), Options in such numbers, for such terms, and at such exercise prices, as may be determined. The Board has the authority under the Share Option Plan to establish the Option price at the time each Option is granted; however, the Option price may not be lower than the closing price of the Cash Store Financial Shares as traded on the TSX on the last trading day preceding the date on which the Option is approved by the Board (the “Market Price”). Options granted under the Share Option Plan must be exercised no later than 10 years after the date of grant. Options are not transferable other than by will or the laws of dissent and distribution and may be exercised during the lifetime of the optionee only by the optionee.

Unless the Board determines otherwise at the time of the grant, during each 12-month period from the date of the grant of the Option, within the first three years of the grant, the optionee may take up not more than one-third of the Cash Store Financial Shares covered by the Option, with the first one-third of the Cash Store Financial Shares covered by the Options being exercisable immediately during the first 12-month period following the grant thereof; provided, however, that if the number of Cash Store Financial Shares taken up under the Options during any such 12-month period is less than the amount of the Cash Store Financial Shares that are subject to the Options which have then vested, the optionee shall have the right, at any time, or from time to time during the remainder of the term of the Options, to purchase such number of Cash Store Financial Shares subject to the Options which were purchasable, but not purchased by him or her during such 12-month period.

If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original option expiry date.

The Company provides no financial assistance to facilitate the purchase of Cash Store Financial Shares to directors, officers, employees or consultants who hold options granted under the Share Option Plan. Subject to corporate and other applicable laws, the Company may permit an optionee to elect to pay the Option price by authorizing a third party to sell Cash Store Financial Shares (or a sufficient portion of such Cash Store Financial Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option price and any tax withholding resulting from such exercise. In addition, the Option price for Cash Store Financial Shares purchased under an Option may be paid either singly, or in combination with one or more of the alternative forms of payment, or such other consideration as the Board may permit.

The Share Option Plan provides that in the event of a Change of Control, all options outstanding shall be immediately exercisable. A “Change of Control” means the occurrence of any one or more of the following events:

(i)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company; or

(ii)	the acquisition, or acquisition of control by any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) of Cash Store Financial Shares (including without limitation, the right to vote or direct the voting) which, when added to the Cash Store Financial Shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Company’s outstanding voting shares which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors).

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Cash Store Financial Shares on June 30, 2007, against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of Cash Store Financial, assuming the reinvestment of all dividends.

	2007	2008	2009	2010	2011	2012
The Cash Store Financial Services Inc.	$100	$93	$198	$363	$221	$149
S&P/TSX Composite Index	$100	$101	$102	$84	$102	$101

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Company, any of the proposed nominees for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, is, as of the date hereof, or has been during the fiscal year ended September 30, 2012, indebted to the Company or any of its subsidiaries in connection with the purchase of securities or otherwise. In addition, no indebtedness of these persons to another has been subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

A member of the immediate family of Mr. Michael M. Shaw advanced funds to a privately held syndicate that acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. As part of the acquisition of the consumer loans portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this syndicate. To the knowledge of management and the Directors of the Company, neither Mr. Michael Shaw nor his immediate family held an ownership interest in the syndicate.

Except as disclosed above, no “informed person” of the Company, as such term is defined in National Instrument 51-102-Continuous Disclosure Obligations, or any proposed director of the Company or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders and have been continually enhancing the Company’s corporate governance practices. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Company’s corporate governance disclosure pursuant to National Instrument 58-101-Corporate Governance Practices is attached as Schedule “A” to this management information circular. This disclosure statement, including Schedule “A”, has been approved by the Board.

Audit Committee

Information regarding the Audit Committee is contained in the Company’s annual information form dated December 28, 2012, under the heading “Audit Committee Information” and a copy of the Audit Committee Charter is attached to the AIF as Schedule “A”. The Company’s AIF is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com and EDGAR at www.sec.gov. Shareholders may obtain additional copies of the Company’s financial statements and management’s discussion and analysis for the financial year ended September 30, 2012, by written request addressed to: The Cash Store Financial Services Inc., Attention: Chief Financial Officer, 15511 – 123 Avenue, Edmonton, Alberta T5V 0C3 or by email (information@CSFinancial.ca). Financial information regarding the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the financial year ended September 30, 2012.

BOARD APPROVAL AND STATEMENTS OF DIRECTORS

This Information Circular contains information as at December 28, 2012, except where another date is specified. The contents of this Information Circular have been approved, and its mailing authorized, by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.

(Signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

SCHEDULE “A”

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the “Corporation”. The Board is committed to sound corporate governance practices which are in the best interests of its shareholders, and which contribute to effective and efficient decision-making.

National Policy 58-201-Corporate Governance Guidelines (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. National Instrument 58-101-Disclosure of Corporate Governance Practices (“NI 58-101”) mandates disclosure of corporate governance practices in Form 58-101F1. This disclosure is set out in this Schedule “A”.

1.	Board of Directors

The Board is comprised of seven (7) directors.

NP 58-201 suggests that a board of directors should be comprised of a majority of individuals who qualify as “independent” (as defined in NI 58-101) directors. NI 58-101 provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. A “material relationship” is defined as a relationship which, in the view of an issuer’s board of directors, could be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the proposed nominees, Gordon J. Reykdal, Chairman and Chief Executive Officer of the Corporation, is a member of management. Each of the remaining six (6) current directors are considered by the Board to be “independent”, within the meaning of MI 52-110. Accordingly, a majority of the Corporation’s directors are independent.

The following directors of the Corporation are directors of other reporting issuers:

•	William C. (Mickey) Dunn was a director of Precision Drilling Corp. until May of 2011 and Bellatrix Exploration Inc.
•	Robert Gibson is a director of Precision Drilling Corp. and Precision Drilling Trust.
•	Edward C. McClelland is a director of Cash Store Australia Holdings Inc.
•	Gordon J. Reykdal is a director of Cash Store Australia Holdings Inc.

The Board believes that it functions effectively and independently of management. To enhance its ability to act independently of management, the independent members of the board of directors of the Company conduct in camera meetings immediately following each regularly scheduled meeting of the Board at which the non-independent members of the Board and management are not in attendance. The independent directors also hold informal discussions and/or meetings independent of management when deemed necessary. The independent members of the board held six (6) in camera formal meetings in the most recently completed fiscal period. The Audit Committee of the Board of Directors does meet regularly with the Company’s external auditors, without management present, to discuss significant risks or exposures, internal controls and the completeness and accuracy of the Company’s financial statements.

The Board Chair is Gordon J. Reykdal. Mr. Reykdal is also the Chief Executive Officer of the Corporation and therefore not independent. J. Albert (Al) Mondor has been appointed as Lead Director of the Board. The role of the Lead Director is to assist the Board in effectively discharging its duties, responsibilities and obligations and to be satisfied that the Board functions independently of management. The responsibilities of the Lead Director include:

•	being satisfied that the Board is alert to its obligations to the Corporation’s shareholders;
•	assisting the Chair in establishing the frequency of Board meetings;

•	assisting the Chair in setting agendas;
•	liaising and communicating with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimizing the effectiveness of the Board and its committees;
•	being satisfied that the Board receives adequate and regular updates from the Chair on all issues important to the welfare and future of the Corporation;
•	collaborating with the Chair to ensure information requested by members of the Board or committees of the Board is provided and meets their needs;
•	reviewing conflict of interest issues with respect to members of the Board as they arise; and
•	chairing in camera meetings of the Board, without management present, at every Board meeting.

The attendance record of each director of the Corporation for all Board meetings for which they were a director or consultant in the Corporation’s most recently completed financial period is as follows:

•	William C. Dunn attended 6 of 6 meetings.
•	Gordon J. Reykdal attended 6 of 6 meetings.
•	Edward C. McClelland attended 6 of 6 meetings.
•	Al Mondor attended 6 of 6 meetings.
•	Robert Gibson attended 5 of 6 meetings.
•	Ron Chicoyne attended 6 of 6 meetings.
•	Michael Shaw attended 5 of 6 meetings.

2.	Charter of the Board

The Board has adopted a written charter which is attached hereto as Appendix “A”.

3.	Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board, the Lead Director, and the Chair of each board committee. The Board has also adopted a written position description for the CEO.

4.	Orientation and Continuing Education

The Corporation’s Corporate Governance and Nominating Committee oversees orientation and continuing education of Board members. New directors are briefed on the role of the Board, its committees, and its directors and are provided with a Director’s manual. New Directors are also provided with information about the Corporation and are briefed on the Corporation’s strategic plan, annual and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Corporation policies. Board members are encouraged to meet and communicate with management, auditors and technical consultants to keep themselves current with the Corporation, industry trends and developments and changes in legislation. Board members have full access to the Corporation’s records.

Continuing education is provided to directors through the provision of literature in respect of corporate governance developments. Board members are also encouraged to enrol in corporate governance seminars and courses.

5.	Ethical Business Conduct

The Corporation has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or by written request addressed to: Cash Store Financial Inc., Attention: Chief Financial Officer, 15511 - 123 Avenue, Edmonton, Alberta, T5V 0C3, or by email (information@CSFinancial.ca).

The Corporation’s Corporate Governance and Nominating Committee are responsible for monitoring compliance with the Code. To monitor compliance, directors, officers and management are asked to verify their compliance with the code annually. Employees of the Corporation are also asked to verify their compliance from time-to-time but at a minimum annually.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Board and senior officers believe that the Corporation’s “tone at the top” core values and code of conduct encourages and promotes a culture of ethical business conduct. The Corporation has also adopted the core values of “Honesty, Integrity, Loyalty and Teamwork” and established simple and direct principles of: respect your customers; respect your associates; respect yourself; and respect the law. The core values and principles are displayed in all branches and discussed as part of each new employee’s orientation.

The Corporation has adopted a Whistleblower Policy, which provides procedures for employees to raise concerns or questions regarding questionable accounting matters, auditing matters or violations of the Corporation’s Code of Business Conduct and Ethics. The Corporation has also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy.

6.	Nomination of Directors

The primary function of the Corporate Governance and Nominating Committee of the Board is to assist the Board of Directors in fulfilling its responsibilities by assessing the Board’s effectiveness, approving governance practices and orienting new Directors. The Committee is also responsible for establishing an appropriate review and selection process for new nominees to the Board as well as analyzing the needs of the Board relating to current or future vacancies on the Board and identifying and recommending nominees who meet such needs. The identification and recruitment of new directors is carried on informally through business and industry contacts of the Corporation’s directors and officers.

The Corporate Governance and Nominating Committee is currently comprised of three directors. To encourage an objective nomination process, members of the Committee are asked not to participate in any meetings or portions of meetings or vote on matters, as the case may be, where they, either directly or indirectly, may be considered not to be independent.

7.	Compensation

The Compensation Committee is responsible for reviewing and approving and then recommending to the Board compensation for the Directors of the Corporation, the Chief Executive Officer and other members of the Corporation’s senior management team; administering the Corporation’s compensation plans, including stock options, directors’ compensation plans and such other compensation plans or arrangements as adopted by the Corporation from time-to-time; and researching and identifying trends in employment benefits as well as establishing and conducting periodic reviews of the Corporation’s policies in the area of management benefits and perquisites. The Compensation Committee meets at least once annually. Unless such matters are delegated specifically to the Compensation Committee, the Committee shall only make recommendations to the Board for its consideration and approval, if appropriate. In determining the compensation for directors and officers, the Compensation Committee considers comparative industry data and whether compensation arrangements promote the creation of shareholder value.

The Compensation Committee is comprised entirely of independent directors.

For information relating to the Compensation Committee’s report on executive compensation, see “Compensation Committee Report on Executive Compensation” above.

8.	Other Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees (the “Committees”) established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of independent directors are effectively represented.

The three Committees of the Board are the Compensation Committee, the Corporate Governance and Nominating Committee, and the Audit Committee. Please see “Compensation” above for a discussion of the Compensation Committee.

Corporate Governance and Nominating Committee

In addition to its nominating functions discussed above under “Nomination of Directors”, the Corporate Governance and Nominating Committee is also responsible for assessing and improving the Corporation’s governance policies. In particular, the Committee’s governance responsibilities also include an annual review and revision of its charter as necessary with the approval of the Board, reviewing, on a periodic basis, the size and composition of the Board and ensuring that an appropriate number of independent directors sit on the board, thus facilitating the independent functions of the Board and the maintenance of an effective relationship between the Board and management of the Corporation; reviewing and assessing the effectiveness of the Board, its committees and individual directors; and reviewing the quality of the Corporation’s governance and suggesting changes to the Corporation’s governance practices.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, as well as monitoring the performance and fees and expenses of the Corporation’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation’s quarterly and annual financial reports prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Corporation’s external auditors to discuss and review specific issues as appropriate. The Audit Committee is currently comprised entirely of independent directors.

9.	Assessments

The Corporate Governance and Nominating Committee of the Board is responsible for assessing the effectiveness and contributions of the Board as a whole, its committees and individual directors. The members are asked annually to rate items such as structure and size of the Board and each committee, the knowledge and diversity of membership as well as the quality and timeliness of information received for discussion and the overall effectiveness in decision-making. All members complete questionnaires that are forwarded to the Chair of the Corporate Governance and Nominating Committee. The Chair compiles the results and prepares a single document that includes any comments that may have been forwarded. The anonymity of any particular submitter is maintained with the aggregate results presented to the Corporate Governance and Nominating Committee for discussion and action if required. The results are then communicated to the full Board for discussion and recommendations as necessary.

10.	Compliance with NYSE Standards

As a foreign private issuer listed on the New York Stock Exchange (NYSE), the Company is generally entitled to follow the Canadian rules, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences are summarized below:

•	Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans which rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and which includes specific authority for certain TSX-specified types of amendments). Stock purchase plans where securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE rules. We comply with the rules of the TSX.

APPENDIX “A”

THE CASH STORE FINANCIAL SERVICES INC.

(The “Company”)

CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Board of Directors is responsible for the stewardship of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Board of Directors shall meet at least quarterly to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall also include regular meetings of the independent members of the Board without management being present.

II.	COMPOSITION AND MEETINGS

The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with Multilateral Instrument 58-201, and Section 303A.01 of the NYSE Listed Company Manual. A director is considered to be “independent” if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director’s independent judgment. Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a “dependent” director) if he or she falls in one of the categories listed in Schedule “I” attached hereto. Any non-independent director will be asked not to participate in any meetings or portions of meetings or vote on matters, as the case may be, which relate to matters where they, either directly or indirectly, may not be independent.

The Chair of the Board of Directors will be selected amongst the directors of the Company who have a sufficient level of experience with corporate governance issues to ensure the leadership of the Board. The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders.

The Chair shall preside at all meetings of the Board, unless the Chair is not present, in which case the members of the Board shall designate from among the independent members present the Chair for purposes of the meeting. A Lead Director will be appointed annually by the Board. The Lead Director will chair all meetings.

Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

Quorum for the transaction of business at any meeting of the Board shall be a majority of the number of members of the Board or such greater number as the Board shall by resolution determine.

At all meetings of the Board every motion shall be decided by a majority of the votes cast. In the case of equality of votes, the Chairperson of the meeting shall not be entitled to a second or casting vote.

Meetings of the Board of Directors shall be held at least quarterly and from time to time as the Board, the Chair of the Board, or any two directors shall determine, upon not less than 48 hours notice (exclusive of any part of a non-business day) before the time when the meeting is to be held to each of its members. The notice period may be waived by a quorum of the Board of Directors. Meetings of the Board of Directors shall also include regular meetings of all non-management directors and an executive session including only independent directors at least once a year.

III.	RESPONSIBILITIES

The Board of Directors' mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

1.	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors related issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees.

2.	The Board shall have the authority to retain and terminate any advisors (legal, accounting or otherwise) to be used to assist in carrying out the Board’s duties and responsibilities and shall have the sole authority to approve the consultant's fees and other retention terms.

3.	With the assistance of the Corporate Governance and Nominating Committee:

i.	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to the Company.
ii.	Reviewing the composition of the Committees and the Board of Directors and ensuring it respects its independence criteria.
iii.	Review and approve the appointment of senior officers of the Company.
iv.	Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.
v.	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.
vi.	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.
vii.	Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.
viii.	Approving disclosure and securities compliance policies, including communications policies of the Company.

4.	With the assistance of the Audit Committee:

i.	Recommending the appointment of the auditors and assessing the performance of the auditors.
ii.	Satisfy itself that adequate procedures are in place to ensure the integrity of the Company’s internal controls and management information systems.
iii.	Satisfy itself that adequate procedures are in place to ensure the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.
iv.	Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.
v.	Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.
vi.	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

5.	With the assistance of the Compensation Committee:

i.	review the corporate goals and objectives relevant to Chief Executive Officer compensation;
ii.	and the Chief Executive Officer, establish appropriate performance criteria for the senior management team and the approval of the compensation of the senior management team.

6.	With the assistance of the Chief Executive Officer and Chief Financial Officer, monitor and review feedback provided by the Company’s various stakeholders.

7.	Succession planning and the selection, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

8.	The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

9.	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

10. Reviewing with senior management, major corporate decisions which require Board approval and approving such decisions as they arise.

11.	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

IV. MISCELLANEOUS

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting. Each Director must act honestly and in good faith with a view to the best interest of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.	The Board shall approve and maintain a process for the Company’s stakeholders to contact the directors directly or indirectly with concerns and questions regarding the Company.

Schedule “I”

Subject to the exemptions available under Multilateral Instrument 52-110 for Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm; or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

(g)	an individual who, or whose immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of USD 1 million, or 2% of such other company's consolidated gross revenues.

Approved by the Board –August 10, 2012

- 35 -